Exhibit 12-31
THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30, 2008	Twelve Months Ended December 31
		2007	2006	2005	2004	2003
(Millions of Dollars)
Earnings:
Pretax earnings	$394	$466	$482	$426	$214	$397
Fixed charges	244	319	299	280	294	294

Net earnings	638	$785	$781	$706	$508	$691

Fixed charges:
Interest expense	$220	$294	$278	$267	$280	$284
Adjustments	24	25	21	13	14	10

Fixed charges	$244	$319	$299	$280	$294	$294

Ratio of earnings to fixed charges	2.61	2.46	2.61	2.52	1.73	2.35